                                                                  EXHIBIT (a)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Stock Purchase Rights)
                                      of
                          Information Advantage, Inc.
                                      at
                              $6.50 Net Per Share
                                      by
                      Sterling Software Acquisition Corp.
                         a wholly owned subsidiary of
                            Sterling Software, Inc.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON TUESDAY, AUGUST 17, 1999, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 15, 1999, BY AND AMONG STERLING SOFTWARE, INC. ("PARENT"), STERLING SOFTWARE ACQUISITION CORP. ("PURCHASER") AND INFORMATION ADVANTAGE, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) (1) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), (2) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY PARENT, PURCHASER OR ANY SUBSIDIARY OF PARENT, REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING (ON A FULLY DILUTED BASIS) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE SECTION 14.

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the enclosed Letter of Transmittal (or facsimile thereof) in accordance with the Instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

  Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

  Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Dealer Manager or the Information Agent or brokers, dealers, commercial banks or trust companies.

                     The Dealer Manager for the Offer is:

                           DEUTSCHE BANC ALEX. BROWN

July 21, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................................   1
THE OFFER...................................................................   4
 1. Terms of the Offer......................................................   4
 2. Acceptance for Payment and Payment......................................   6
 3. Procedures for Tendering Shares.........................................   7
 4. Withdrawal Rights.......................................................   9
 5. Certain Federal Income Tax Consequences.................................  10
 6. Price Range of the Shares; Dividends....................................  11
 7. Effect of the Offer on the Market for the Shares; NASDAQ
  Quotation; Exchange Act Registration; Margin Regulations..................  12
 8. Certain Information Concerning the Company..............................  13
 9. Certain Information Concerning Parent and Purchaser.....................  17
10. Sources and Amount of Funds.............................................  18
11. Background of the Offer; Purpose of the Offer and the Merger; the
  Merger Agreement and Certain Other Agreements.............................  18
12. Plans for the Company; Other Matters....................................  32
13. Dividends and Distributions.............................................  34
14. Conditions to the Offer.................................................  34
15. Certain Legal Matters...................................................  35
16. Fees and Expenses.......................................................  37
17. Miscellaneous...........................................................  38
SCHEDULE I: Information Concerning Directors and Executive Officers of
 Parent and Purchaser....................................................... S-1

To the Holders of Common Stock of
Information Advantage, Inc.:

                                 INTRODUCTION

  Sterling Software Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement (as defined below) (the "Rights" and, together with the Common Stock, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

  Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they will charge any service fees. Purchaser will pay all fees and expenses of Deutsche Bank Securities Inc., which is acting as the dealer manager for the Offer (in such capacity, the "Dealer Manager"), Harris Trust Company of New York, which is acting as the depositary for the Offer (in such capacity, the "Depositary") and Georgeson Shareholder Communications Inc., which is acting as information agent for the Offer (in such capacity, the "Information Agent"), incurred in connection with the Offer and in accordance with the terms of the agreements entered into between Purchaser and/or Parent and each such person. See Section 16.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) (1) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  BancBoston Robertson Stephens Inc., financial advisor to the Company, has delivered to the Company Board its opinion, dated July 15, 1999 (the "Financial Advisor Opinion"), to the effect that, as of such date and based upon and subject to the considerations set forth in the Financial Advisor Opinion, the cash consideration to be paid in the Offer and the Merger is fair to the holders of Common Stock, other than Purchaser, Parent or any of their respective affiliates and any Dissenting Stockholders (as defined herein), from a financial point of view. A copy of the Financial Advisor Opinion is attached as an exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the Securities and Exchange Commission (the "Commission") in connection with the Offer and which is being mailed to holders of Shares herewith. Holders of Shares are urged to, and should, read the Financial Advisor Opinion carefully.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY PARENT, PURCHASER OR ANY SUBSIDIARY OF PARENT, REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING (ON A FULLY DILUTED BASIS) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS

ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE
SECTION 14. As used in this Offer to Purchase, "fully diluted basis" takes into account the exercise of all outstanding options, warrants and other rights and securities exercisable for shares of Common Stock whether or not vested or then exercisable and the purchase of all Shares issuable under employee stock purchase or similar benefit plans. The Company has represented and warranted to Parent and Purchaser that, as of July 15, 1999, (a) there were 25,381,011 Shares issued and outstanding, (b) the Company expects that not more than 225,000 Shares would be issued pursuant to the Company's 1997 Employee Stock Purchase Plan (the "ESPP") prior to the Effective Time (as defined herein), (c) 4,765,810 Shares were issuable pursuant to the exercise of options to purchase Shares ("Options") granted under the Company's 1992 Stock Option Plan, 1997 Equity Incentive Plan, IQ 1993 Stock Option Plan, IQ 1987 Stock Option Plan and IQ 1994 Non-Employee Directors Stock Option Plan, as each of such plans have been amended from time to time (collectively, the "Company Option Plans"), (d) 30,000 Shares were issuable pursuant to the exercise of outstanding warrants (the "Warrants"), (e) no Shares of preferred stock, par value $.01 per Share (the "Preferred Stock"), were issued and outstanding, and (f) 500,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of the Rights. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding Options and Warrants and pursuant to the ESPP). Pursuant to separate but similar Stockholder Agreements (as defined herein) entered into by Parent and Purchaser with certain significant stockholders of the Company and certain of the senior executive officers and all of the directors of the Company, Parent and Purchaser have the right to purchase from such Stockholders at a price of $6.50 per Share, or any higher price paid or to be paid pursuant to the Offer, an aggregate of 6,305,846 Shares (or approximately 20.7% of the Shares on a fully diluted basis). The stockholders entering into the Stockholder Agreements have advised Parent that they intend to tender their Shares pursuant to the Offer. Based on the foregoing and assuming the issuance of 225,000 Shares pursuant to the ESPP and the exercise of all outstanding Options and Warrants, Purchaser believes that the Minimum Condition will be satisfied if 15,200,911 Shares (including Shares subject to the Stockholder Agreements) are validly tendered and not withdrawn prior to the Expiration Date. Accordingly, Purchaser believes that if 8,895,065 Shares are validly tendered and not withdrawn prior to the Expiration Date by holders of Shares other than the stockholders entering into the Stockholder Agreements, the Minimum Condition will be satisfied.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 15, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement and the Delaware General Corporation Law, as amended (the "DGCL"), as soon as practicable, but not later than the second business day, after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer) and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser shall be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including Purchaser, and (iii) stockholders ("Dissenting Stockholders") who properly perfect their dissenters' rights under the DGCL) will be converted into the right to receive $6.50 in cash or any higher price per Share paid in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in Section 11.

  The Merger Agreement provides that, promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares then outstanding (such persons, the "Parent Designees"). In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Parent Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, Purchaser, Parent and the Company have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Company Board shall, at all times prior to the Effective Time, be persons who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"). In addition, from and after the time, if any, that the Parent Designees constitute a majority of the Company Board and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any condition to the Company's obligations thereunder or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the action of a majority of the Continuing Directors of Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated hereby and the full Company Board; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Company Board.

  Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of stockholders of the Company of the Merger Agreement, if required by the DGCL, other applicable law or the Company's Certificate of Incorporation. Under the DGCL and pursuant to the Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of any class or series of the Company's capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of the Company's stockholders. If the Minimum Condition is satisfied and as a result of the purchase of Shares by Purchaser pursuant to the Offer (and, if necessary, the Stockholder Agreements), Purchaser and its affiliates will own at least a majority of the outstanding Shares, and Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to vote the Shares acquired by them pursuant to the Offer or otherwise in favor of the Merger. See Section
12. The Merger Agreement is more fully described in Section 11.

  Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company Board or the stockholders of the Company. The Company has agreed in the Merger Agreement that, in the event that Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares in the Offer, it will, at the request of Purchaser, take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the stockholders of the Company. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price. Parent presently intends to effect a short-form merger, if permitted to do so under the DGCL, pursuant to which Purchaser will be merged with and into the Company. See Section 12.

  As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement and incurring the liabilities therein, certain stockholders of the Company, Norwest Equity Partners IV, Norwest Equity Partners V, St. Paul Fire and Marine Insurance Company, St. Paul Venture Capital IV, L.L.C., and certain of the senior executive officers and all of the directors of the Company (each, a "Stockholder") who collectively have voting power and dispositive power with respect to an aggregate of 6,305,846 Shares, concurrently with the execution and delivery of the Merger Agreement entered into separate but similar Stockholder Agreements (the "Stockholder Agreements"), dated as of July 15, 1999, with Parent and Purchaser. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to grant Parent an irrevocable proxy with respect to the voting of their Shares in favor of the Merger upon the terms and subject to the conditions set forth therein. The Stockholders have also granted to Parent an option to purchase the Shares subject to the Stockholder Agreements, at an option price of $6.50 per Share, or any higher price paid or to be paid pursuant to the Offer, subject to certain time limitations. The Stockholders have advised Parent that they intend to tender all of their Shares pursuant to the Offer. The Stockholder Agreements are more fully described in Section 11.

  The Merger Agreement provides that at the Effective Time of the Merger, each outstanding option to purchase Shares will be assumed by Parent and will constitute an option to acquire shares of Parent's common stock based on a conversion formula designed to preserve the economic value of such options. See Section 11, "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements--Merger Agreement--Options."

  The Company has distributed one Right for each outstanding Share pursuant to the Rights Agreement, dated as of March 1, 1999, between the Company and Norwest Bank Minnesota N.A., as Rights Agent, as amended (the "Rights Agreement"). The Company has represented in the Merger Agreement that it has taken all action which may be necessary under the Rights Agreement so that (i) the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreements shall be Company-Approved Transactions (as defined in the Rights Agreement) under the Rights Agreement,
(ii) the Rights will be inoperative with respect to the acquisition of Shares by Parent, Purchaser or their affiliates pursuant to the Merger Agreement, the Offer and/or the Stockholder Agreements, (iii) the execution and delivery of the Merger Agreement and the Stockholder Agreements (and any amendments thereto) and the consummation of the Merger and the other transactions contemplated thereby will not cause (w) Parent and/or Purchaser to constitute an Acquiring Person (as defined in the Rights Agreement), (x) the Rights to become exercisable, (y) a Distribution Date, Section 11(a)(ii) Event or Shares Acquisition Date (as each such term is defined in the Rights Agreement) to occur, or (z) Section 13 of the Rights Agreement to become operative, and (iv) the Rights shall not become exercisable upon or at any time after the acceptance for payment of Shares pursuant to the Offer and/or the purchase of, or the right to acquire, Shares pursuant to the Stockholder Agreements and/or the consummation of the Merger.

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1. Terms of the Offer.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with
Section 4. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Tuesday, August 17, 1999, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. In the Merger Agreement, Parent and Purchaser have agreed that if all conditions to Purchaser's obligation to accept for payment and pay for Shares pursuant to the Offer are not satisfied on the scheduled Expiration Date, Purchaser may, in its sole discretion, extend the Offer for additional periods; provided, however, that Purchaser may not extend the Offer beyond October 31, 1999 without the consent of the Company.

  The Offer is conditioned upon the satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the other conditions set forth in Section 14. If such conditions are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the Commission, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer (except the Minimum Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) subject to the next paragraph, amend the Offer.

  The Merger Agreement provides that, without the prior written consent of the Company, Purchaser shall not (and Parent shall cause Purchaser not to) (i) decrease or change the form of the consideration to be paid in the Offer or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the expiration date of the Offer beyond the initial Expiration Date of the Offer, except (A) as required by applicable law, (B) that if, immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute more than 75% and less than 90% of the outstanding Shares, Purchaser may extend the Offer for one or more periods not to exceed an aggregate of 15 business days, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date of the Offer and (C) that if any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the Expiration Date of the Offer for one or more periods, provided that the Expiration Date of the Offer may not be extended beyond October 31, 1999, (iv) waive the Minimum Condition, or
(v) amend any term or other condition of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any condition to the Offer other than the Minimum Condition in its sole discretion and; provided, further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission.

  The Merger Agreement requires Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied on the Expiration Date. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

  Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with Rules 14d-4(c), 14d- 6(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such Rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

  If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition, such as the Minimum Condition, is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five (5) business days from the date a material change is first published, or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

  The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for, as soon as practicable after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book Entry Confirmation (as defined below) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. The per share consideration paid to any holder of Shares pursuant to the Offer will be the highest per share consideration paid to any other holder of such Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (including such rights as are set forth in Sections 1 and 14) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

  If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3) pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

  Purchaser reserves the right to transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

  Valid Tender. For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates evidencing tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

  Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

    (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NASDAQ National Market (the "NASDAQ National Market"), operated by the National Association of Securities Dealers, Inc. (the "NASD"), is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  Binding Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), the tendering stockholder will irrevocably appoint designees of Parent as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, as and when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by Purchaser of Shares tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Parent will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company's stockholders (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of stockholders.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, Purchaser's interpretation of the terms and conditions of the Offer in this regard (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Backup Withholding. Under the "backup withholding" provisions of federal income tax law, unless a tendering registered holder, or its assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 10 of the Letter of Transmittal or is otherwise exempt, the cash payable as a result of the Offer may be subject to backup withholding tax at a rate of 31% of the gross proceeds. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 10 to the Letter of Transmittal.

4. Withdrawal Rights.

  Except as otherwise provided in this Section 4 or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 18, 1999.

  To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

  Withdrawals of tendered Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Federal Income Tax Consequences.

  The following is a general summary of certain federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). This discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to holders of Shares. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment), and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the federal income tax consequences to a Holder that, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any state, local, foreign or other tax laws.

  EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE SALE OF ITS SHARES, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For federal income tax purposes, a Holder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder's adjusted tax basis in Shares sold or surrendered. Gain or loss must be determined separately for each block of Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the consummation of the Offer or the Merger. For federal income tax purposes, net capital gain recognized by individuals (or an estate or certain trusts) from the sale of property held for more than twelve months will generally be taxed at a maximum tax rate of 20% (or 10% if the capital gain would be taxed at only a 15% tax rate if such gain were treated as ordinary income). There are limitations on the deductibility of capital losses.

  Payments in connection with the Offer or Merger may be subject to "backup withholding" at a rate of 31% unless a Holder of Shares (i) provides a correct taxpayer identification number ("TIN") (which, for an individual Holder, is the Holder's social security number) and any other required information, or
(ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Shareholders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder's federal income tax liability, provided that the required information is given to the IRS. Each Holder should consult its tax advisor as to such Holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of the Shares; Dividends.

  The Shares have been traded on the NASDAQ National Market under the symbol "IACO"since the completion of the Company's initial public offering on December 17, 1997. The following table sets forth, for each of the fiscal quarters indicated, the high and low reported sales price per Share on the NASDAQ National Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                         Common Stock
                                                         -------------------
                                                          High         Low
                                                         ------       ------
Fiscal Year Ended January 31, 1998
  Fourth Quarter ended January 31, 1998................. $   6 1/2    $   5 7/16
Fiscal Year Ended January 31, 1999
  First Quarter ended April 30, 1998....................     4 5/8         6
  Second Quarter ended July 31, 1998....................    10 1/8        5 7/8
  Third Quarter ended October 31, 1998..................     6 5/8         3
  Fourth Quarter ended January 31, 1999.................    12 11/16      5 5/16
Fiscal Year Ending January 31, 2000
  First Quarter ended April 30, 1999....................    14 1/4        4 7/16
  Second Quarter ending July 31, 1999 (through July 20,
   1999)................................................     6 5/16       2 3/4

  On July 15, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement by the Company, Parent and Purchaser, the last reported sales price of the Shares on the NASDAQ National Market was $5 1/2 per Share. On July 20, 1999, the last full trading day prior to the commencement of the Offer, the last reported sales price of the Shares on the NASDAQ National Market was $6 1/4 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  The Company did not declare or pay any cash dividends during any of the periods indicated in the above table. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent, and Parent does not intend to consent to any such declaration or payment.

7. Effect of the Offer on the Market for the Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations.

  Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, which, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  NASDAQ Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NASD for continued inclusion on the NASDAQ National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least 2 market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (A) a market capitalization of at least $50,000,000 or
(B) total assets and revenues each of at least $50,000,000. If the NASDAQ National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

  Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

  Purchaser currently intends to seek delisting of the Shares from the NASDAQ National Market and the termination of the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the NASDAQ National Market listing and the

Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the NASDAQ National Market and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning the Company.

  General. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Parent, Purchaser, the Dealer Manager or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Dealer Manager or the Information Agent.

  The Company develops, markets and supports a comprehensive suite of enterprise scalable business Intelligence software. MyEureka!, the Company's Internet-based Business Intelligence solution, combines the industry's first Business Intelligence portal with powerful, robust and flexible reporting and analysis capabilities to provide easy access to all business information and transform raw data into meaningful information. MyEureka! enables organizations to leverage e-commerce activities and become closer to their customers at all levels, thereby creating an "intelligent enterprise," capable of quickly identifying and reacting to market opportunities. MyEureka! supports UNIX and Windows NT operating systems, includes an extensive and configurable set of Business Intelligence components for information access, analysis and distribution, and is based on a secure and scalable architecture. The Company's principal offices are located at 7905 Golden Triangle Drive, Suite 190, Eden Prairie, Minnesota 55344-7227 and its telephone number is
(612) 833-3700.

  The Company's revenues are derived from (a) one-time perpetual licenses for the right to use its software products, and (b) licenses to resellers which authorize the sale of the Company's software as a component of the resellers' software. License fees from resellers are generally determined on the basis of the number of servers, the number of users and the size of databases in the application. The Company's service revenues, which have accounted for approximately 40 percent of the Company's total revenues for the past three years, include fees for maintenance, training and consulting services.

  The Company licenses its software though its direct sales force and through indirect channels, including solution development partners, sales affiliates and marketing partners. Revenues from indirect channels were approximately 13.3%, 17.4% and 24.4% of the Company's license revenues for fiscal years 1999, 1998 and 1997, respectively. The Company has international sales and support offices in Toronto, Canada; London, England; Cologne, Germany; Paris, France; Amsterdam, Holland; and Sydney, Australia. To date, most of the Company's international revenues have been derived from the United Kingdom, Germany and Canada.

  Selected Financial Information. Set forth on the following page is certain selected consolidated financial information with respect to the Company, excerpted or derived from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 and its Quarterly Report on Form 10-Q for the quarter ended April 30, 1999, each as filed with the Commission pursuant to the Exchange Act.

  More comprehensive financial information is included in such reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner set forth below.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                 INFORMATION ADVANTAGE, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)

                          Three Months Ended               Fiscal Year Ended
                               April 30                       January 31,
                          --------------------  -------------------------------------------
                            1999       1998      1999     1998     1997     1996     1995
                          ---------  ---------  -------  -------  -------  -------  -------
                              (unaudited)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 License................  $   5,183  $   8,621  $42,283  $28,970  $23,676  $18,268  $17,140
 Service................      7,597      6,650   28,407   21,325   12,749    9,229    6,774
                          ---------  ---------  -------  -------  -------  -------  -------
 Total revenues.........     12,780     15,271   70,690   50,295   36,425   27,497   23,914
                          ---------  ---------  -------  -------  -------  -------  -------
Cost of revenues:
 License................        394        504    1,601    1,564    1,446    1,055      691
 Service................      3,382      3,153   12,854   11,113    6,724    4,835    3,687
                          ---------  ---------  -------  -------  -------  -------  -------
 Total cost of
  revenues..............      3,776      3,657   14,455   12,677    8,170    5,890    4,378
                          ---------  ---------  -------  -------  -------  -------  -------
Gross margin............      9,004     11,614   56,235   37,618   28,255   21,607   19,536
                          ---------  ---------  -------  -------  -------  -------  -------
Operating expenses:
 Sales and marketing....     11,307      7,199   34,636   28,497   23,198   14,564   11,281
 Research and
  development...........      2,665      2,083    9,065    7,582    5,333    4,883    4,872
 General and
  administrative........      1,977      1,579    6,500    6,083    5,764    4,716    4,192
 Non-recurring charges..        --         --     6,502      --       --     4,868    1,002
                          ---------  ---------  -------  -------  -------  -------  -------
 Total operating
  expenses..............     15,949     10,861   56,703   42,162   34,295   29,031   21,347
                          ---------  ---------  -------  -------  -------  -------  -------
Income (loss) from
 operations.............     (6,945)       753     (468)  (4,544)  (6,040)  (7,424)  (1,811)
Other income (expense)
 Other income, primarily
  investment earnings...        244        412    1,491      506      398      601      268
 Interest expense.......         (4)       (12)     --       --       --       --       --
                          ---------  ---------  -------  -------  -------  -------  -------
 Total other income
  (expense).............        240        400    1,491      506      398      601      268
Income (loss) before
 provision for (benefit
 from) income taxes.....     (6,705)     1,153    1,023   (4,038)  (5,642)  (6,823)  (1,543)
Provision for (benefit
 from) income taxes.....     (2,053)       325   (5,644)     506      669     (139)   1,115
                          ---------  ---------  -------  -------  -------  -------  -------
Net income (loss).......  $  (4,652) $     828  $ 6,667  $(4,544) $(6,311) $(6,684) $(2,658)
                          =========  =========  =======  =======  =======  =======  =======
Net income (loss) per
 share:
 Basic..................  $   (0.19) $    0.03  $  0.27  $ (0.38) $ (0.63) $ (0.71) $ (0.29)
 Diluted................  $   (0.19) $    0.03  $  0.25  $ (0.38) $ (0.63) $ (0.71) $ (0.29)
Shares used in computing
 income (loss) per
 share:
 Basic..................     25,054     24,666   24,776   12,030   10,011    9,414    9,093
 Diluted................     25,054     26,644   26,880   12,030   10,011    9,414    9,093
CONSOLIDATED BALANCE
 SHEET DATA:
 Working capital........  $  37,337  $  38,324  $44,708  $37,256  $15,177  $14,752  $13,196
 Total assets...........     64,090     59,252   71,207   59,246   31,213   26,445   23,916
 Total liabilities......     16,702     14,242   19,350   15,177   11,290    6,895    6,993
 Convertible redeemable
  preferred stock.......        --         --       --       --    17,410   12,487    5,337
 Stockholders' equity...     47,388     45,010   51,857   44,069    2,513    7,063   11,586

  Certain Information Provided by the Company. In the course of the discussions described in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" below, the Company provided Parent with certain business and financial information which was not publicly available. Such information included, among other things, forecasted results of operations for the Company's fiscal years ending January 31, 2000 and January 31, 2001 prepared by the management of the Company (the "Company Forecasts"). The Company Forecasts do not take into account, and have not been adjusted to reflect, any of the potential effects of the Offer or the Merger.

  The information from the Company Forecasts summarized below is included in this Offer to Purchase solely because such information was provided to Parent in connection with its evaluation of the Company. Parent did not rely on the Company Forecasts to any significant degree in formulating the price or other material terms of the Merger Agreement or the transactions contemplated thereby. As a matter of course, the Company does not make public projections or forecasts of its anticipated financial position or results of operations. Accordingly, the Company does not anticipate that it will, and it disclaims any obligation to, furnish updated forecasts or projections to any person, cause such information to be included in documents required to be filed with the Commission, or otherwise make such information public (irrespective in any such case of whether the Company Forecasts, in light of events or developments occurring after the time at which they were originally prepared, shall have ceased to have a reasonable basis).

  The Company Forecasts were prepared by the Company in early May, 1999 immediately following the close of its first fiscal quarter. The Company has advised Parent that as a result of various risk factors, including but not limited to the lengthy sales cycles being experienced by the Company, internal changes affecting the Company's sales force, and the potential impact of Year 2000-related purchasing slowdowns by the Company's customers, the ultimate achievement of the Company Forecasts is difficult to predict with certainty. As a result, the Company indicated that the operating results contained in the Company Forecasts may not be achieved.

  The inclusion herein of the summary of the Company Forecasts should not be regarded as an indication that the Company, Parent, Purchaser or any other person considers such information to be an accurate prediction of future events and should not be relied on as such. While presented with numerical specificity, the information from the Company Forecasts summarized below is based upon a variety of assumptions relating to general economic conditions and the business of the Company which may not be realized and is subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. One cannot predict whether the assumptions used in preparing the Company Forecasts will be accurate, and, accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those set forth in the Company Forecasts.

  The Company Forecasts were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants.

  The information from the Company Forecasts should be evaluated in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Offer to Purchase and in the Company's public filings with the Commission. In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, holders of Shares are cautioned not to place undue, if any, reliance thereon. A summary of the Company Forecasts is set forth below.

                               Company Forecasts
                     (in thousands, except per share data)

                                              Fiscal Year        Fiscal Year
                                           Ending January 31, Ending January 31,
                                                  2000               2001
                                           ------------------ ------------------
REVENUE
  License.................................      $52,208            $80,368
  Maintenance.............................       16,140             20,501
  Services................................       20,960             27,150
                                                -------            -------
    Gross Revenue.........................       89,308            128,019
  Warranty Installation Reserve...........           53                --
                                                -------            -------
    Net Revenue...........................       89,255            128,019
COST OF REVENUE
  Cost of Revenue -- License..............        2,159              2,716
  Cost of Revenue -- Services.............       15,630             21,422
                                                -------            -------
    Cost of Revenue.......................       17,789             24,139
                                                =======            =======
    Gross Margin..........................       71,466            103,880
OPERATING EXPENSES
  Sales...................................       40,657             52,640
  Marketing...............................        7,595              9,546
  General and Administrative..............        8,173              9,832
  Software Development Costs..............       10,752             12,616
                                                -------            -------
    Total Operating Expenses..............       67,177             84,634
                                                =======            =======
    Operating Income......................        4,289             19,246
    Interest Expense (Income), Net........         (918)              (840)
                                                =======            =======
    Income before Income Taxes............        5,207             20,086
    Income Taxes..........................        1,639              7,834
                                                =======            =======
Net Income................................      $ 3,568            $12,253
Earnings Per Share........................      $  0.14            $  0.44

  Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the Commission's EDGAR System.

9. Certain Information Concerning Parent and Purchaser.

 Parent and Purchaser.

  Purchaser is a Delaware corporation that has not carried on any significant activities other than in connection with the Offer and the Merger. All of the outstanding capital stock of Purchaser is owned directly by Parent. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

  Parent was founded in 1981 and became a publicly owned corporation in 1983. Parent is a worldwide developer and supplier of application development, information management and systems management software products and services, as well as a supplier of specialized information technology ("IT") services for sectors of the federal government. Parent's customer base includes 91 of the 100 largest U.S. industrial and service corporations, as ranked by 1997 revenues in Fortune magazine. Parent's business segments are as follows:

  . The application management business segment provides solutions for both enterprise-scale application development and information management. Application development solutions include products and services for business modeling through code generation. These solutions provide customers the ability to build component-based applications through model-based code generation using traditional and object-oriented techniques, to reuse what they have built through components and to protect their investment in legacy assets. Information management solutions include products and services that enable customers to facilitate enterprise information access and to extend the life and usefulness of legacy applications. These solutions help enterprises address issues related to complex implementation challenges such as data warehousing, intranets and application management, using technologies that enhance business intelligence, integrate applications and improve information access through web browsers.

  . The systems management business segment provides solutions that enable customers to simplify the use of multiple computing environments and to increase the productivity of information systems, ultimately ensuring that the systems meet the business needs of the organization. These solutions include enterprise-level network management products, enterprise-level storage management products and comprehensive VM systems management products.

  . The federal systems business segment provides specialized IT services for sectors of the federal government, as well as state and local governments.

  At June 30, 1999, Parent employed approximately 3,700 employees in 90 offices worldwide. Parent has direct sales offices in 22 countries and distributors and agents in an additional 38 countries.

  For certain information concerning the executive officers and directors of Purchaser and Parent, see Schedule I.

  The principal offices of Parent and Purchaser are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201. The telephone number of Parent and Purchaser at such location is (214) 981-1000.

  Except as set forth in this Offer to Purchase, none of Purchaser or Parent, or, to the best knowledge of Purchaser or Parent, any of the persons listed on
Schedule I, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days.

  Except as set forth in this Offer to Purchase, neither Purchaser nor Parent has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

  Except as set forth in this Offer to Purchase, none of Purchaser or Parent, any of their respective affiliates, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I, has had, since January 31, 1996, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since January 31, 1996 there have been no contacts, negotiations or transactions between Purchaser or Parent, any of their respective affiliates or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

  Available Information. Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Parent's directors and officers, their remuneration, options granted to them, the principal holders of Parent's securities and any material interests of such persons in transactions with Parent is required to be disclosed in proxy statements distributed to Parent's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Parent which have been filed via the EDGAR System. Certain of the materials should also be available at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, NY 10005.

10. Sources and Amount of Funds.

  The Offer is not conditioned upon Purchaser obtaining financing. The total amount of funds required by Purchaser to consummate the Offer and the Merger (assuming that all outstanding Options will be converted into options to acquire shares of Parent common stock and all outstanding Warrants will be exercised or cashed out in the Merger and the issuance of 225,000 Shares pursuant to the ESPP), and pay the fees and expenses of the Offer and the Merger expected to be incurred by Parent, is estimated to be approximately $169.7 million. Purchaser will obtain all such funds from Parent, either directly or indirectly, in the form of capital contributions and/or loans. Parent will provide such funds, either directly or indirectly, through its cash and cash equivalents on hand.

11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements.

 Background of the Offer.

  On June 8, 1999, Steve Wilkinson, Vice President of Business Development of Parent's Information Management Group, telecopied a letter to Mr. Larry Ford, Chief Executive Officer and President of the Company, expressing a desire to set up a meeting to discuss the mutual interests of Parent and the Company.

  On June 9, 1999, in anticipation of a business review of the Company, Parent and the Company entered into a confidentiality agreement for the purpose of permitting Parent to review certain non-public information relating to the Company in connection with Parent's evaluation of the Company.

  On June 10, 1999, certain senior executives of Parent's Information Management Group met with several senior executives of the Company in Minneapolis, Minnesota to conduct a high level business review of the Company. The Company also advised Parent that it was in the process of seeking indications of interest from third parties relating to a possible sale of the Company and would ask its financial advisor to include Parent in this process.

  By letter dated June 11, 1999, BancBoston Robertson Stephens Inc. ("Robertson Stephens"), the Company's financial advisor, notified Parent that the Company was pursuing various strategic alternatives, including a possible sale of the Company, and sought an indication of interest from Parent in such a transaction.

  Over the weekend of June 26-27, 1999, the Company's senior management team and representatives of the Company's financial advisor met at Parent's headquarters in Dallas, Texas with certain senior executives of Parent, executives of Parent's Information Management Group and representatives of Parent's financial advisor, Deutsche Banc Alex. Brown, for the purpose of conducting an in-depth business and operations review of the Company. During such meetings, the Company provided to Parent certain confidential information regarding the Company, including certain financial projections with respect to the operations of the Company. See Section 8, "Certain Information Concerning the Company--Certain Information Provided by the Company," above.

  On June 29, 1999, Parent sent a letter to the Company's financial advisor indicating its interest in acquiring the Company at a price in the range of $5.75 to $6.00 per Share in cash, subject to satisfactory completion of a business and legal due diligence review of the Company and negotiation of definitive documentation.

  On June 30, 1999, the Company's financial advisor requested that all parties that had indicated an interest in acquiring the Company submit revised indications of interest with such parties' "best and final" offer prices on or before Friday, July 2, 1999 so that the Company could select one party to negotiate with and conduct more extensive due diligence. Mr. Ford also conveyed this same message to Mr. Geno Tolari, Parent's Executive Vice President and Chief Operating Officer. On Friday, July 2nd, a representative of the Company's financial advisor advised Parent that the Company had extended the deadline for revised indications of interest to Tuesday, July 6th in view of the July 4th holiday weekend and that the Company Board was scheduled to meet on Tuesday, July 6th to discuss the revised indications of interest. The Company's financial advisor informed Parent that such revised indications of interest were to also describe how options granted under the Company Option Plans would be treated in an acquisition by Parent.

  On July 6, 1999, Parent delivered to the Company's financial advisor a letter indicating, among other things, its interest in acquiring the Company at a price of $6.50 per Share in cash, again subject to satisfactory completion of a business and legal due diligence review of the Company and negotiation of definitive documentation. Parent also indicated that Company Options would be converted into options to purchase Parent common stock, and proposed that Parent and the Company enter into an agreement granting Parent a period of 15 days to negotiate exclusively with the Company.

  In the evening on July 6, 1999, the Company Board met to discuss the revised indications of interest submitted to the Company. Following the Company Board meeting, the Company's financial advisor advised Parent that the Company had determined to permit Parent to conduct more extensive due diligence and to proceed with negotiations with Parent.

  On Wednesday, July 7, 1999, Parent delivered to the Company a draft Merger Agreement, form of Stockholder Agreement and exclusivity letter agreement (the"Exclusivity Agreement"). The Exclusivity Agreement provided that until the earlier of 5:00 p.m., Dallas, Texas time, on July 22, 1999 and the execution of a definitive agreement relating to a potential acquisition of the Company, the Company would discontinue any solicitation efforts, discussions or negotiations with respect to an acquisition proposal with any person other than Parent. The Exclusivity Agreement was executed by representatives of Parent and the Company late in the day on July 7, 1999 and telecopied on July 8, 1999.

  On Friday, July 9, 1999, representatives of Parent and its advisors commenced a more detailed due diligence review of the Company, including a review of the Company's business, operations, technology and prospects, as well as a detailed legal due diligence review. From time to time thereafter, representatives of Parent requested and received certain additional information from the Company.

  On Saturday, July 10, 1999, representatives of Parent and the Company and their respective counsel commenced negotiations with respect to the Merger Agreement. Such negotiations continued until July 15, 1999.

  On July 13, 1999, Parent began negotiating the terms of the Stockholder Agreements with representatives of the Stockholders, which negotiations continued until July 15, 1999.

  On July 15, 1999, Parent's Board of Directors approved the proposed Merger Agreement, the Stockholder Agreements and related transactions.

  On July 15, 1999, Parent was advised that the Company Board had met and received a fairness opinion from Robertson Stephens, had approved the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby and had authorized the execution of the Merger Agreement. During the evening of July 15, 1999, the Merger Agreement was executed and delivered by Parent, Purchaser and the Company, and Parent, Purchaser and the Stockholders entered into the Stockholder Agreements.

  On July 16, 1999, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. On July 21, 1999, pursuant to the terms of the Merger Agreement, Parent and Purchaser commenced the Offer.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer.

  Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement or to exercise statutory appraisal rights under Section 262 of the DGCL. See Section 12. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

  The primary benefits of the Offer and the Merger to the stockholders of the Company are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 18.2% over the closing sales price of the Shares on July 15, 1999, the last full trading day prior to the initial public announcement that the Company, Purchaser and Parent had executed the Merger Agreement, and a premium of approximately 58% over the trailing 30-day average closing sales price of the Shares prior to the execution of the Merger Agreement.

 Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to the
Schedule 14D-1 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as set forth in Section 9 of this Offer to Purchase.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the certificate of incorporation and bylaws of the Company, certain agreements to which the Company or its assets may be subject and applicable law, required consents, capital stock, options or other rights to acquire Shares, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, disclosures in proxy statement and tender offer documents, real property, software, Year 2000 compliance of the Company's software products, intellectual property, material contracts, litigation, compliance with applicable laws, environmental matters, tax matters, benefit plans, absence of changes in benefit plans, labor matters, brokers' and finders' fees, receipt of the Financial Advisor Opinion, votes required to approve the Merger Agreement, and the Rights Agreement.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the certificate of incorporation and by-laws of Parent and Purchaser, certain agreements to which Purchaser or Parent or their assets may be subject and applicable law, required consents, disclosures in proxy statements and tender offer documents and financing.

  Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For the purposes of the Merger Agreement and this Offer to Purchase, "Material Adverse Effect" with respect to any person means any event, change, occurrence, effect, fact or circumstance having, or which would reasonably be expected to have, a material adverse effect on (i) the ability of such person to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the condition (financial or otherwise), assets, liabilities, properties, results of operations, cash flows, value or business of such person and its subsidiaries taken as a whole.

  Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Purchaser, as the case may be, to the extent permitted by applicable law:
(i) Purchaser shall have purchased Shares pursuant to the Offer; provided, that neither Parent nor Purchaser may invoke this condition if Purchaser shall have failed to purchase Shares tendered in the Offer in violation of the terms of the Offer or the Merger Agreement; (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law or the Certificate of Incorporation, in order to consummate the Merger; (iii) no temporary restraining order, preliminary or permanent injunction, or other order, legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties to the Merger Agreement shall have used commercially reasonable efforts to lift or remove such order, injunction, restraint or prohibition; and (iv) any waiting period applicable to the Merger under the HSR Act shall have expired or been earlier terminated. In addition, the obligation of Parent and/or Purchaser to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following condition: no outstanding Option shall entitle the holder thereof, at the Effective Time or thereafter, to purchase any capital stock of the Company.

  The Company Board. Promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on such Board (after giving effect to any resulting increase in the size of such Board pursuant to Section 1.4 of the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding (such persons, the "Parent Designees"). In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Parent
Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

  The Merger Agreement provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to stockholders the information required by such
Section 14(f) and Rule 14f-1 (or including such information in the Schedule 14D-9 initially filed with the Commission and distributed to the stockholders of the Company) as is necessary to enable the Parent Designees to be elected to the Company Board. Parent or Purchaser will supply to the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The Merger Agreement provides that the foregoing provisions are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.

  Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"), provided, that, if the number of Continuing Directors shall be reduced below two for any reason, the remaining Continuing Director may designate a person to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or either of their subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement. From and after the time, if any, that Parent's designees constitute a majority of the Company Board and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated by the Merger Agreement and the Company Board; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Company Board.

  Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with the DGCL, the Exchange Act and other applicable laws, its Certificate of Incorporation and By-Laws: (i) as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, take all action necessary to convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and voting upon the Merger Agreement and to solicit proxies pursuant to the Proxy Statement (as defined below) in connection therewith;
(ii) if requested by Parent, prepare and file with the Commission a proxy statement or information statement relating to the Stockholders Meeting in accordance with the Exchange Act and the rules and regulations thereunder and
(x) use its reasonable efforts to respond to all comments made by the Commission with respect to the proxy statement or information statement and, subject to compliance with Commission rules and regulations, cause a proxy statement or information statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its stockholders at the earliest practicable date, and (y) recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement at the Stockholders Meeting and cause such recommendation to be included in the Proxy Statement. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to: (i) cause, at the Stockholders

Meeting, all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement; and (ii) promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Parent and Purchaser required under the Exchange Act and the rules and regulations thereunder to be included in the Proxy Statement.

  Options. The Merger Agreement provides that at the Effective Time of the Merger, each then-outstanding option to purchase Shares (collectively, the "Options") under the Company Option Plans whether or not then exercisable or fully vested, shall be assumed by Parent and shall constitute an option (a "Substitute Option") to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including without limitation term, vesting, exercisability, status as an "incentive stock option" (if applicable) under Section 422 of the Code, and termination provisions, the number of shares of common stock, par value $0.10 per share, of Parent ("Parent Common Stock"), rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Conversion Factor (as defined below), at an exercise price per share of Parent Common Stock (increased to the nearest whole cent) equal to the exercise price per Share subject to such Option divided by the Conversion Factor; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with
Section 424(a) of the Code. For purposes of the Merger Agreement, "Conversion Factor" means the Offer Price divided by the average closing price per share of Parent Common Stock on the NYSE for the five consecutive trading days ending on the trading day immediately prior to the Closing Date. In the Merger Agreement, the Company has agreed to use its best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Company Option Plans and take any such other action as may be reasonably necessary to give effect to the transactions contemplated thereby.

  In connection with the foregoing, the Company has agreed in the Merger Agreement that as soon as practicable following the date of the Merger Agreement, the Company Board (or, if appropriate, any committee administering a Company Option Plan) will adopt resolutions and take such actions as may be required to cause each outstanding Option to be automatically converted, at the Effective Time, into a Substitute Option and shall make such other changes to the Company Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

  In connection with the foregoing, Parent has agreed in the Merger Agreement to take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options. As soon as practicable, but in any event within 15 days, after the Effective Time the shares of Parent Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Parent Common Stock subject to Substitute Options to be listed on the NYSE and such other exchanges as Parent shall determine.

  Warrants. The Merger Agreement provides that Parent and Purchaser will not assume or continue any outstanding warrants to purchase Shares (the "Warrants") and that the parties thereto will take all appropriate action to provide that, in accordance with the respective terms of the Warrants, at or prior to the Effective Time, each holder of an outstanding Warrant shall be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Warrant and (ii) the number of shares subject to such Warrant (a "Warrant Cash-out Amount").

  In connection with the foregoing, the Company has agreed in the Merger Agreement that as soon as practicable following the date of the Merger Agreement, the Company Board (or, if appropriate, any committee administering any Warrants) will adopt resolutions and take such actions as may be required to cause each holder of an outstanding Warrant to be automatically entitled to receive their respective Warrant Cash-out Amount.

  Employee Stock Purchase Plan. The Company has agreed that the "offering period" and "accumulation period" (as each such term is defined in the ESPP) under the Company's ESPP will terminate not later than five business days prior to the Effective Time, and no further offering period or accumulation period under the ESPP will be created. In addition, the Company Board will cause the ESPP to be terminated as of the Effective Time.

  Employee Benefit Matters. From and after the Effective Time, Parent has agreed to honor and provide for payment of all accrued obligations and benefits under all employee benefit plans of the Company and employment or severance agreements disclosed to Parent, all in accordance with their respective terms.

  Parent has agreed to provide persons who are employees of the Company at or prior to the Effective Time ("Covered Employees") who remain in the employ of the Company or any of its subsidiaries with employee benefits that are reasonably comparable, in the aggregate, to the employee benefits provided to similarly situated employees of Parent or any such subsidiary who are not Covered Employees. To the extent that Covered Employees are included in any benefit plan of Parent or its subsidiaries, Parent agrees that the Covered Employees will receive credit under such plan (other than any such plan providing for sabbaticals) for service prior to the Effective Time with the Company and its subsidiaries to the same extent such service was counted under similar plans of the Company for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. To the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, Parent has agreed that any such plans shall not include pre-existing condition exclusions, except to the extent such exclusions were applicable under the similar plan of the Company at the Effective Time, and shall provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change. Except as set forth above, nothing in the Merger Agreement shall prevent Parent or the Surviving Corporation from amending or terminating any plan of the Company in accordance with its terms.

  Certain Employment Arrangements. Parent has reached an oral understanding with Larry Ford, President and Chief Executive Officer of the Company, with respect to Mr. Ford's employment with the Company. In the event Mr. Ford does not come to an agreement with the Company with respect to his role with the Company following the Merger, (i) Mr. Ford will remain an employee of the Company and the Company will pay Mr. Ford his then current base salary and on-target bonus (a total of $310,000 per year) over a two year period based on the Company's regular payroll practice; (ii) Parent will provide Mr. Ford and anyone entitled to claim under or through him with benefits under the applicable employee benefit plans (to the extent legally permissible) of the Company until such time as he is no longer an employee of Parent; (iii) the Company will reimburse Mr. Ford up to a maximum of $5,000 per month for his office, secretarial support and related expenses until the earlier of the period ending two years following the Effective Time or his acceptance of other employment; and (iv) all of Mr. Ford's outstanding options will accelerate upon his ceasing to be an employee, unless such options are to be sooner accelerated under existing agreements between the Company and Mr. Ford. In the event Mr. Ford does come to an agreement with the Company regarding his employment following the Merger and his position is thereafter terminated by the Company for any reason within one year after the Merger, Mr. Ford will receive the payments and benefits from the Company following such termination as set forth in (i), (ii) and (iv) above. Parent also may enter into severance agreements with certain other executive officers of the Company. The specific terms of such new severance agreements have not yet been determined.

  Interim Operations. The Merger Agreement provides that after the date of the Merger Agreement and prior to the Effective Time, subject to certain exceptions, the Company shall, and shall cause each of its subsidiaries to, act and carry on its business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with the Company, and to that end, without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent:

    (a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its corporate parent), (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (iii) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

    (b) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of Options and Warrants outstanding on the date of the Merger Agreement;

    (c) amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents or amend or redeem the Rights Agreement;

    (d) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person other than in the ordinary course of business consistent with past practice;

    (e) make any new capital expenditure or expenditures in excess of $50,000 individually, or $250,000 in the aggregate, other than the specific capital expenditures disclosed on a schedule to the Merger Agreement;

    (f) amend or terminate any material contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

    (g) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;

    (h)(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly owned subsidiary of the Company or (ii) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly owned subsidiary of the Company and other than routine advances to employees consistent with past practice, except, in the case of clause (i), for borrowings, in the ordinary course of business consistent with past practice, under existing credit facilities described in documents filed by the Company with the Commission and publicly available prior to the date of the Merger Agreement;

    (i) grant or agree to grant to any officer, employee or consultant any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Option Plans, except as may be required under existing agreements or by law;

    (j) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

    (k) enter into or amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements entered into in the ordinary course of business involving payments in the aggregate for such consulting agreements not in excess of $50,000 in any month and not with a term in excess of 90 days;

    (l) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as defined hereinafter);

    (m) make or rescind any tax election or settle or compromise any tax liability of the Company or of any of its subsidiaries;

    (n) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (ii) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries;

    (o) make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to taxes), except as required by any changes in generally accepted accounting practices or as otherwise required by law;

    (p) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) in an amount in excess of $50,000 (other than the settlement of the pending class action lawsuit against the Company (Harvey Altman v. IQ Software Corporation, et al., N.D. Georgia, No. 1-97-CV3203) consistent with the terms of the Memorandum of Understanding, dated February 5, 1999);

    (q) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

    (r) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Company's activities;

    (s) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries;

    (t) accelerate the collection of any account receivable or delay the payment of any account payable, or otherwise reduce the assets or increase the liabilities of the Company or any of its subsidiaries otherwise than in the ordinary course of business consistent with past practice, in any such case with the purpose or effect of using the resulting increase in the cash flow of the Company or any of its subsidiaries to reduce the total indebtedness of the Company and its subsidiaries for money borrowed;

    (u) take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Offer not being satisfied; or

    (v) authorize any of, or commit or agree to take any of, the foregoing actions.

  No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any affiliate, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, or furnish to any person any information or data with respect to or access to the properties of the Company or any of its subsidiaries, or take any other action, to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that nothing contained in the Merger Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after consultation with outside counsel, is required under, or is necessary to comply with, applicable law; provided, further, that the Company may not, except as otherwise permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to, any Acquisition Proposal. Upon execution of the Merger Agreement, the Company agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business or its subsidiaries, properties or assets to any person or group and may negotiate and participate in discussions and negotiations with such person or group concerning an Acquisition Proposal, provided that such person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall be no more favorable to such third party than those provided for in the letter agreement, dated June 9, 1999, between Parent and the Company with respect to confidentiality and other matters, if: (x) such Person or group has submitted a Superior Proposal (as defined hereinafter); and (y) in the opinion of the Company Board, determined only after consulting with independent legal counsel to the Company, such action is required to discharge the Company Board's fiduciary duties to the Company's stockholders under applicable law and the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law.

  The Merger Agreement provides that the Company will promptly (but in no case later than 24 hours) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal and will promptly (but in no case later than 24 hours) notify Parent of any determination by the Company Board that a Superior Proposal has been made.

  The Merger Agreement provides that, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, subject to compliance with applicable provisions of the Merger Agreement, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

  The Merger Agreement provides that nothing contained therein, and no action taken by the Company Board pursuant to the foregoing, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Merger Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under the Merger Agreement.

  For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in the Merger Agreement involving the Company): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a significant portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any purchase of, or tender offer or exchange offer for, 15% percent or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. For purposes of the Merger Agreement, "Superior Proposal" means an unsolicited Acquisition Proposal on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger) for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such third party and which, in the good faith reasonable judgment of the Company Board, is reasonably likely to be consummated within a period of time not materially longer in duration than the period of time reasonably believed to be necessary to consummate the Offer and the Merger.

  In the Merger Agreement, the Company has further agreed to use its best efforts to enforce any "standstill" provisions or similar restrictions on Acquisition Proposals by any third party and, so long as the Merger Agreement is in effect, not to amend or waive any such "standstill" provision.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

    (a) By the mutual written consent of Parent and the Company; provided, that if Parent shall have a majority of the directors, such consent of the Company may only be given if approved by the Continuing Directors.

    (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

    (c) By either Parent or the Company if the Offer shall not have been consummated on or before October 31, 1999; provided, that the party seeking to terminate the Merger Agreement shall not have breached in any material respect its obligations under the Merger Agreement.

    (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or the Company or has approved or recommended a Superior Proposal; provided, the Company has complied with all applicable provisions of the Merger Agreement relating to the prohibition on solicitation of Acquisition Proposals, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to Parent of the Termination Fee (as defined herein) and the Expenses (as defined herein); or (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares in the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; or (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; or (iv) if there shall be a material breach by either Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, except where such breach does not have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

    (e) By Parent or Purchaser: (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved, or taken a neutral position with respect to, an Acquisition Proposal or upon request of Parent, shall fail to reaffirm its approval and recommendation of the Offer, the Merger Agreement or the Merger; or (B) if there shall have been a material breach by the Company of any provision of the Merger Agreement relating to the prohibition on solicitation of Acquisition Proposals; or (ii) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares due to a failure to satisfy any of the conditions to the Offer; provided, that Parent or Purchaser may not terminate the Merger Agreement if Parent or Purchaser is in material breach of the Merger Agreement; or (iii) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

  Termination Fee. If (i) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(i)(A) or (B), or (ii) the Company terminates the Merger Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $6,500,000 (the "Termination Fee") plus an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby in an amount not to exceed $850,000 (the "Expenses"). In addition, if the Merger Agreement is terminated by Parent pursuant to clause (e)(iii) under the heading "Termination" above and if the Company shall within ninety (90) days of such termination enter into an agreement with respect to an Acquisition Proposal, then the Company shall pay to Parent the Termination Fee and Expenses concurrently with entering into any such agreement.

  Indemnification. Pursuant to the Merger Agreement, Parent and Purchaser have agreed that, for a period of six years after the Effective Time, the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of Purchaser as in effect on the date of the Merger Agreement shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement), unless such modification is required by law.

  The Merger Agreement also provides that, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be. In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party, the indemnifying party shall assume and direct all aspects of the defense thereof, including settlement, and the Indemnified Party shall cooperate in the vigorous defense of any such matter. The Indemnified Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. The indemnifying party shall not settle any such matter unless (i) the Indemnified Party gives prior written consent, which shall not be unreasonably withheld, or (ii) the terms of the settlement provide that the Indemnified Party shall have no responsibility for the discharge of any settlement amount and impose no other obligations or duties on the Indemnified Party and the settlement discharges all rights against the Indemnified Party with respect to such matter. In no event shall the indemnifying party be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the indemnifying party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such indemnifying party), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group will be represented by a single law firm with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The rights to indemnification under the Merger Agreement as set forth in this paragraph shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  The Merger Agreement provides that, for a period of two years after the Effective Time, Parent shall cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Parent not greater than 150 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained at such cost, Parent shall maintain as much of such insurance as can be so maintained at a cost equal to 150 percent of the current annual premiums of the Company for such insurance.

 Stockholder Agreements

  The following is a summary of certain provisions of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the forms of Stockholder Agreement with respect to certain significant stockholders of the Company, and the form of Stockholder Agreement with respect to directors and certain executive officers of the Company, each as filed with the Commission as an exhibit to the
Schedule 14D-1 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement or the Stockholder Agreements, as the context may require. The Stockholder Agreements may be examined, and copies obtained, as set forth in
Section 9 of this Offer to Purchase.

  As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, the Stockholders, Norwest Equity Partners IV, Norwest Equity Partners V, St. Paul Fire and Marine Insurance Company, St. Paul Venture Capital IV, L.L.C., and certain of the senior executive officers and all of the directors of the Company, who collectively have voting power and dispositive power with respect to an aggregate of 6,305,846 Shares, concurrently with the execution and delivery of the Merger Agreement entered into the Stockholder Agreements with Parent. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to grant Parent an irrevocable proxy with respect to the voting of their Shares in favor of the Merger and against any other Acquisition Proposal with respect to such Shares upon the terms and subject to the conditions set forth therein. The Stockholders have also granted to Parent an option to purchase the Shares subject to the Stockholder Agreements, at an option price of $6.50 per Share or any higher price paid or to be paid pursuant to the Offer, during the period (the "Option Period") commencing on the date of the Stockholder Agreements and continuing through the earlier to occur of (i) the Effective Time of the Merger, (ii) the six month anniversary of the date, if any, on which the Merger Agreement is terminated pursuant to clauses (d)(i), (e)(i)(A) or (e)(i)(B) under the subheading "Termination" under the heading "Merger Agreement", above, or (iii) 90 days after the date, if any, on which the Merger Agreement is terminated pursuant to clause (e)(iii) under the subheading "Termination" under the heading "Merger Agreement", above. The Stockholders have advised Parent that they intend to tender their Shares pursuant to the Offer. If Purchaser purchases Shares pursuant to the Offer, Purchaser intends to exercise its option pursuant to the Stockholder Agreements to purchase all Shares that are not tendered by any Stockholder.

  During the Option Period, each Stockholder has agreed not to: (A) except pursuant to the terms of the Stockholder Agreement and for the tender of Shares in the Offer, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to do so; (B) except pursuant to the terms of the Stockholder Agreement, grant any proxies or powers of attorney, deposit any of their Shares into a voting trust or enter into a voting agreement with respect to any of their Shares; or (C) take any action that would make any representation or warranty contained in the Stockholder Agreement untrue or incorrect or have the effect of impairing the ability of the Stockholder to perform the Stockholder's obligations under the applicable Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated by the applicable Stockholder Agreement and the Merger Agreement.

  Each of the Stockholders entering into a Stockholder Agreement has agreed to unconditionally release, as of the Effective Time, any and all claims and causes of action that such Stockholder may have against the Company or any of its subsidiaries or any present or former director, officer, employee or agent of the Company or any of its subsidiaries (collectively, the "Released Parties") resulting from any act, omission or occurrence prior to the Effective Time; provided, however, that such release by the Stockholders who are directors and/or officers of the Company shall not apply to any claim or cause of action insofar as it relates to rights to indemnification under the Company's Certificate of Incorporation or Bylaws or any entitlement to compensation or benefits earned or accrued by or for the benefit of such Stockholders prior to the Effective Time in respect of services performed by such Stockholders to the Company, in the ordinary course of business, as a director or officer of the Company.

  Each Stockholder has agreed that, in the capacity as a stockholder, it will not respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) concerning any business combination, merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company. If any Stockholder, receives any such inquiry or proposal, then the Stockholder has agreed to promptly inform Parent of the existence thereof. Each Stockholder has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the foregoing.

 Exclusivity Agreement

  The following is a summary of certain provisions of the Exclusivity Agreement. This summary is not a complete description of the terms and conditions of the Exclusivity Agreement and is qualified in its entirety by reference to the full text of the Exclusivity Agreement filed with the Commission as an exhibit to the Schedule 14D-1 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Exclusivity Agreement. The Exclusivity Agreement may be examined, and copies obtained, as set forth in Section 9 of this Offer to Purchase.

  In connection with the negotiation of the Merger Agreement, on July 7, 1999, Parent and the Company entered into a letter agreement (the "Exclusivity Agreement") in order to induce Parent to continue negotiations with the Company with respect to the terms of a potential acquisition transaction. The Exclusivity Agreement provided that until the earlier of 5:00 p.m., Dallas, Texas time, on July 22, 1999 and the execution of a definitive agreement relating to a potential acquisition of the Company (the "Exclusivity Period"), the Company and its affiliates and representatives will discontinue any solicitation efforts, discussions or negotiations with respect to, and will not directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any action to facilitate, any inquiries, expressions of interest or the making of any proposal that constitutes, or may be reasonably expected to lead to, an acquisition proposal with any person other than Parent. The Company also agreed during the Exclusivity Period not to enter into discussions or negotiations with any other person concerning an acquisition proposal or to endorse such other proposal. The Exclusivity Agreement terminated upon Parent, Purchaser and the Company entering into the Merger Agreement.

12. Plans for the Company; Other Matters.

 Plans for the Company

  Parent is conducting a detailed review of the Company and its business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel with a view towards determining how to optimally realize the potential synergies that exist between the operations of the Company and those of Parent's Information Management Group. Following such review, Parent will consider what, if any, changes would be desirable in light of the circumstances then existing. Such changes could include, among other things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization or management. Following the consummation of the Offer, it is currently anticipated that Parent's Information Management Group will add a third division comprised of the Company's domestic operations and the Company's international operations will be combined with Parent's Information Management Group's international operations.

  Assuming the Minimum Condition is satisfied and Purchaser purchases Shares pursuant to the Offer, Parent intends to exercise promptly its rights under the Merger Agreement to obtain majority representation on, and control of, the Company Board. See "Section 11-Merger Agreement-The Company Board" above. Parent will exercise such rights by causing the Company to elect to the Company Board Sterling L. Williams, Geno P. Tolari, R. Logan Wray, and Don J. McDermett, Jr. Information with respect to such directors is contained in
Schedule I hereto. The Merger Agreement provides that, upon the purchase of and payment for any Shares by Parent or any of its subsidiaries pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding Shares beneficially owned by Parent and its affiliates at such time. See Section 11. The Merger Agreement provides that the directors of Purchaser and the officers of the Company at the Effective Time of the Merger will, from and after the Effective Time, be the initial directors and officers, respectively, of the Surviving Corporation.

  Purchaser or an affiliate of Purchaser may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer. Purchaser and its affiliates also reserve the right to dispose of any or all Shares acquired by them, subject to the terms of the Merger Agreement.

  Except as disclosed in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company Board.

 Other Matters

  Stockholder Approval. Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with the DGCL. The Company has also approved the Merger Agreement and the Stockholder Agreements for purposes of Section 203 of the DGCL and has represented to Parent and Purchaser that the restrictions on certain business combinations contained in Section 203 of the DGCL are not applicable to the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, Purchaser or any of Parent's other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, Purchaser and Parent's other subsidiaries acquire in the aggregate at least a majority of the Shares entitled to vote on the approval of the Merger and the Merger Agreement, they would have the ability to effect the Merger without the affirmative votes of any other stockholders.

  Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the Company Board or the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Additionally, if, immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute more than 75% and less than 90% of the outstanding Shares, Purchaser may extend the Offer for one or more periods not to exceed an aggregate of 15 business days, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date of the Offer, in order to obtain tenders of a sufficient number of additional Shares to allow it to effect a short-form merger. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Parent presently intends to effect a short-form merger if permitted to do so under the DGCL.

  Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

  Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger would be effected within one year following consummation of the Offer and in the Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

13. Dividends and Distributions.

  As described above, the Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent, (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its corporate parent), (B) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares.

14. Conditions to the Offer.

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) the Minimum Condition is not satisfied by the Expiration Date, (ii) any applicable waiting period under the HSR Act has not expired or been terminated, or (iii) at any time on or after July 15, 1999 and prior to the Expiration Date, any of the following events shall occur or shall be determined by Parent or Purchaser to have occurred:

    (a) there shall be threatened or pending any suit, action or proceeding
  (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole,
  (iii) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the transactions contemplated by the Merger Agreement, (v) seeking to obtain from the Company any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that would be reasonably likely to have a Material Adverse Effect on the Company, (vi) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,
  (vii) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser or Parent on all matters properly presented to the Company's stockholders, or (viii) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or, as a result of the transactions contemplated by the Merger Agreement, Parent and its subsidiaries; or

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above; or

    (c) the representations and warranties of the Company set forth in the Merger Agreement which are not qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply in any material respect with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; or

    (d) there shall have occurred any event, change, occurrence, effect or circumstance which has had, individually or in the aggregate, a Material Adverse Effect on the Company other than a Material Adverse Effect resulting principally from the announcement of the Offer or the Merger; provided, however, that if the Company's software license revenue (recognized by the Company in accordance with generally accepted accounting principles, consistently applied) for the fiscal quarter ending July 31, 1999 ("Current License Revenue") is greater than the software license revenue publicly reported by the Company for the quarter ended April 30, 1999, then such Current License Revenue shall not be taken into account in determining whether there is or could be a Material Adverse Effect; or

    (e) the Company Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended or remained neutral with respect to an Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Parent, shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger; or

    (f) the Merger Agreement shall have been terminated in accordance with its terms; or

    (g) the Stockholders shall have failed to comply with their obligations under the Stockholder Agreements;

which in the sole good faith judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may (except for the Minimum Condition) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters.

  General. Except as described in this Section 15, based on information provided by the Company, none of the Company, Purchaser or Parent is aware of
(i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

  State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Stockholder Agreements, because the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby were approved by the Company Board prior to the execution thereof.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

  Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  Parent filed its Notification and Report Form with respect to the Offer under the HSR Act on July 20, 1999. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on August 4, 1999, the fifteenth day after the date Parent's form was filed, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

  The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

  As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

  Federal Reserve Board Regulations. Regulations G, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral.

16. Fees and Expenses.

  Parent has retained Deutsche Bank Securities Inc. ("Deutsche Banc Alex. Brown") to act as Dealer Manager in connection with the Offer. Parent has also retained Deutsche Banc Alex. Brown to provide certain financial advisory services to Parent in connection with its efforts to acquire the Company. Pursuant to its engagement letter with Deutsche Banc Alex. Brown, Parent has agreed to pay Deutsche Banc Alex. Brown a fee of $1,630,000 in the event that Parent consummates an acquisition transaction with respect to the Company, through purchase, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, of 50% or more of the voting power or all or a substantial portion of the business or assets of the Company (a "Transaction"). Deutsche Banc Alex. Brown will be entitled to the fees set forth in the preceding sentence if at any time prior to the first anniversary of the date, if any, of termination of Parent's engagement of Deutsche Banc Alex. Brown (i) a Transaction is consummated with Parent or (ii) Parent enters into a definitive agreement which results in a Transaction. Parent will not pay Deutsche Banc Alex. Brown any additional fee for acting in its capacity as Dealer Manager in connection with the Offer. Parent has also agreed to reimburse Deutsche Banc Alex. Brown, regardless of whether any Transaction is consummated, for all reasonable fees and disbursements of legal counsel, up to a maximum amount of $15,000, and reasonable travel and other out-of-pocket expenses incurred in connection with any actual or proposed Transaction or otherwise arising out of Deutsche Banc Alex. Brown's engagement, and to indemnify Deutsche Banc Alex. Brown and its affiliates and control persons, directors, officers, employees and agents to the full extent lawful against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Deutsche Banc Alex. Brown has rendered various investment banking services and other advisory services to Parent and its affiliates in the past and is expected to continue to render such services, for which they have received and will continue to receive customary compensation from Parent and its affiliates. In the ordinary course of business, Deutsche Banc Alex. Brown and its affiliates are engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, Deutsche Banc Alex. Brown and its affiliates may hold positions, for their own account or the account of customers, in equity, debt or other securities of Parent, the Company or any other company that may be involved in the Transaction.

  Purchaser and Parent have retained Georgeson Shareholder Communications Inc. to serve as the Information Agent and Harris Trust Company of New York to serve as the Depositary in connection with the Offer. The Dealer Manager and the Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

  Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer (other than the Dealer Manager and the Information Agent). Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17. Miscellaneous.

  Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Purchaser and Parent have filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the

Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner set forth in Section 9 of this Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

                                          Sterling Software Acquisition Corp.

July 21, 1999

                                  SCHEDULE I

     INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND
                                   PURCHASER

  1. Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Sterling Software, Inc. 300 Crescent Court, Suite 1200, Dallas, Texas 75201. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent for the past five years.

Name                       Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years

Sam Wyly Mr. Wyly has served as Chairman of the Board of Directors of Parent since co-founding Parent in 1981. Mr. Wyly currently serves as a director of Sterling Commerce, Inc., a provider of electronic commerce software and network services ("Sterling Commerce"), as Chairman of the Board of Directors of Michael Stores, Inc., a specialty retail chain ("Michaels"), as Chairman of the Board of Directors of Scottish Annuity & Life Holdings, Ltd., a variable life insurance and reinsurance company ("Scottish Annuity"), and as a partner of the general partner of Maverick Capital. Ltd., an investment fund management company founded by Mr. Wyly ("Maverick"). Mr. Wyly is a member of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board of Directors of Parent.

Charles J. Wyly, Jr.       Mr. Wyly has served as a director of Parent since
                           co-founding Parent in 1981, and as Vice Chairman of the Board of Directors of Parent since 1984. Mr.
                           Wyly currently serves as Vice Chairman of the Board of Directors of Michaels, as a director of Scottish
                           Annuity and as a director of Sterling Commerce. Mr.
                           Wyly is a member of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board of Directors of Parent.

Sterling L. Williams       Mr. Williams has served as President, Chief
                           Executive Officer and a director of Parent since co-founding Parent in 1981. Mr. Williams has served as Chairman of the Board of Directors of Sterling
                           Commerce since December 1995. Mr. Williams served as Chief Executive Officer of Sterling Commerce from December 1995 to October 1996. Mr. Williams is a member of the Executive Committee and the 1996 and 1999 Stock Option Committees of the Board of
                           Directors of Parent.

Geno P. Tolari             Mr. Tolari has served as an Executive Vice
                           President of Parent since March 1990 and as Chief
                           Operating Officer of Parent since April 1996. Mr.
                           Tolari served as President of Parent's Systems
                           Management Group from December 1994 to February
                           1997 and as President of Parent's Federal Systems
                           Group from October 1985 to December 1994.

M. Gene Konopik            Mr. Konopik has served as an Executive Vice
                           President of Parent and as President of Parent's
                           Federal Systems Group since December 1994. Mr.
                           Konopik served as President of Parent's Information
                           Technology Division from July 1993 to December
                           1994.

Name                       Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years

John R. Cook               Mr. Cook has served as Senior Vice President,
                           Business Development of Parent since December 1997.
                           Mr. Cook served as Vice President, Business
                           Development of Parent's former Applications
                           Management Group from July 1997 to December 1997.
                           Mr. Cook served as Vice President and General
                           Manager-The Americas of the Software Division ("TI
                           Software") of Texas Instruments Incorporated, an electronics company ("Texas Instruments"), from
                           January 1997 to July 1997 and as Vice President-
                           Strategy and New Business Creation of TI Software from June 1995 to December 1996. Mr. Cook served as the Chief Executive Officer of the BankA Enterprise of Andersen Consulting from October 1993 to June
                           1995.

F.L. "Mike" Harvey         Mr. Harvey has served as a Senior Vice President of
                           Parent since June 1997 and as President of Parent's
                           Systems Management Group since October 1998. Mr.
                           Harvey served as President of Parent's former
                           Applications Management Group from October 1996 to
                           October 1998. Mr. Harvey served as President of
                           Omega Consulting Group Inc., a software consulting company, from March 1993 to June 1997.

Don J. McDermett, Jr.      Mr. McDermett has served as Senior Vice President
                           and General Counsel of Parent since May 1997 and as Secretary of Parent since October 1998. Mr.
                           McDermett served as Vice President, Legal of Parent from July 1996 to May 1997. Prior to that time Mr.
                           McDermett was employed by Thompson & Knight, P.C., a Dallas-based law firm, having been a senior shareholder in that firm's corporate practice group since 1993.

B. Carole Morton           Ms. Morton has served as a Senior Vice President of
                           Parent since October 1996, as President of Parent's
                           Information Management Group since October 1998 and as President of Parent's Information Management
                           Division since October 1995. Ms. Morton served as
                           President of Parent's former Information Management
                           Group from October 1996 to June 1997. Ms. Morton served as President of Parent's former Applications
                           Engineering Division from December 1994 to October
                           1995 and as President of Parent's former
                           Applications Management Division from July 1993 to
                           November 1994.

Mark A. Theel              Mr. Theel has served as a Senior Vice President of
                           Parent since November 1998, as President of
                           Parent's Application Development Group since
                           October 1998 and as President of Parent's
                           Application Development Division since January
                           1996. Mr. Theel served as Vice President, Labs of
                           Parent's Application Development Division from
                           December 1994 to December 1995 and as Vice
                           President, Labs of Parent's former Applications
                           Management Division from July 1993 to November
                           1994.

R. Logan Wray              Mr. Wray has served as Senior Vice President and
                           Chief Financial Officer of Parent since May 1997.
                           Prior to that time Mr. Wray was employed by Ernst &
                           Young LLP, a national accounting firm, having been a partner in that firm since 1994.

Name                       Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years

Robert J. Donachie         Mr. Donachie has served as a director of Parent
                           since May 1983. Mr. Donachie has been principally employed as a private business consultant since
                           March 1981. Mr. Donachie is Chairman of the Audit
                           Committee and a member of the 1996 Special Stock
                           Option Committee of the Board of Directors of Parent. Mr. Donachie's business address is: c/o The
                           Donachie Company, 4925 Greenville Avenue, Suite
                           730, Dallas, Texas 75206.

Michael C. French          Mr. French has served as a director of Parent since
                           July 1992. Mr. French currently serves as Chief
                           Executive Officer, President and a director of Scottish Annuity. Mr. French is also a partner of Maverick and a consultant to the international law firm of Jones, Day, Reavis & Pogue. Mr. French was a partner of the law firm of Jackson & Walker, L.L.P. from 1976 to 1995. Mr. French's business address is: 300 Crescent Court, Suite 1000, Dallas,
                           Texas 75201.

Donald R. Miller, Jr.      Mr. Miller has served as a director of Parent since
                           September 1993. Mr. Miller has served as Vice
                           President-Market Development of Michaels since
                           November 1990 and also serves as a member of the Board of Directors of Michaels. Mr. Miller's business address is: c/o Michael's Stores, 8000
                           Bent Branch Drive, Irving, Texas 75063.

Phillip A. Moore           Mr. Moore has served as a director of Parent since
                           co-founding Parent in 1981. Mr. Moore served as Executive Vice President of Parent from July 1993 to September 1997, serving also as Chief Technology
                           Officer of Parent from October 1995 to April 1996.

Alan W. Steelman           Mr. Steelman has served as a director of Parent
                           since February 1997. Mr. Steelman has been a senior principal of Monitor Company, a leading international management and consulting firm, since
                           1993. Mr. Steelman also currently serves as a director of Aristocrat Leisure Ltd., a software and machine manufacturing firm based in Sydney, Australia, on the Advisory Board of Richmont-Parly
                           Investment Company, a Dallas- and Hong Kong-based private investment trust devoted to investments in listed Asian companies and on the Advisory Board of Asia Information Services, a Beijing-based information technology company. Mr. Steelman is a member of the Audit Committee and the 1996 Special
                           Stock Option Committee of the Board of Directors of
                           Parent. Mr. Steelman's business address is: 7112
                           Round Hill Road, McKinney, Texas 75070.

Evan A. Wyly               Mr. Wyly has served as a director of Parent since
                           July 1992. Mr. Wyly has served as the managing partner of Maverick since 1991. Mr. Wyly also serves as a director and officer of Michaels and as a director of Sterling Commerce. Mr. Wyly's business address is: 300 Crescent Court, Suite
                           1000, Dallas, Texas 75201.

  2. Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Unless otherwise indicated, each such person is a citizen of the United States of America, and the business address of each such person is c/o Sterling Software, Inc., 300 Crescent Court, Suite 1200, Dallas, Texas 75201. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent, or the organization indicated, for the past five years.

Name                       Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years

Sterling L. Williams       Director and President of the Purchaser. See Part 1
                           of this Schedule I.

Don J. McDermett, Jr.      Director, Vice President and Secretary of the
                           Purchaser. See Part 1 of this Schedule I.

B. Carole Morton           Vice President of the Purchaser. See Part I of this
                           Schedule I.

Caroline Y. L. Rook        Vice President and Assistant Secretary of the
                           Purchaser. Ms. Rook has served as Vice President,
                           Finance & Administration of Sterling Software's
                           Information Management Group since October 1998 and as Vice President, Finance & Administration of the
                           Information Management Division since January 1996.
                           From October 1996 to June 1997, she also served as Vice President, Finance and Administration of the former Information Management Group. Prior to
                           January 1996, she served as Vice President, Finance and Administration of Sterling Software's former
                           Distributor Division.

Mark H. Kleinman           Vice President and Assistant Secretary of the
                           Purchaser. Mr. Kleinman has served as Assistant
                           General Counsel of Sterling Software since May
                           1996. Prior to that time he was a shareholder in Stanley, Mandel & Kleinman, P.C., a Dallas, Texas-based law firm.

Geno P. Tolari             Vice President of the Purchaser. See Part 1 of this
                           Schedule I.

Susan D. Tiholiz           Treasurer of the Purchaser. Ms. Tiholiz has served
                           as Treasurer of the Company since November 1997.
                           She served as Director of Treasury from June 1996 to November 1997 and as a consultant to the Company from December 1995 to June 1996. Prior to joining the Company, Ms. Tiholiz was employed for 17 years by Atlantic Richfield Company (ARCO), a global energy company, serving in various capacities within finance, treasury and human resources, most recently as a financial manager in its domestic natural gas marketing unit.

R. Logan Wray
                           Vice President and Assistant Treasurer of the Purchaser. See Part 1 of this Schedule I.

  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

                       The Depositary for the Offer is:

                       Harris Trust Company of New York

                 By Mail:                      By Hand/Overnight Delivery:
           Wall Street Station                       Receive Window
              P.O. Box 1023                         Wall Street Plaza
      New York, New York 10268-1023            88 Pine Street, 19th Floor
                                                New York, New York 10005

                                 By Facsimile:
                                (212) 701-7636

                             Confirm by Telephone:
                                (212) 701-7624

  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Dealer Manager or the Information Agent at their respective address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:


                       [LOGO OF GEORGESON APPEARS HERE]

                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                           Deutsche Banc Alex. Brown

                       101 California Street, 48th Floor
                        San Francisco, California 94111
                Banks and Brokers Call Collect: (415) 617-2800
                   All Others Call Toll Free: (800) 334-2640